Al Shams Investments Releases Open Letter to the Independent Members of the Board of Directors of Braemar Hotels & Resorts

Intends to Seek the Election of New Directors at the Company’s 2026 Annual Meeting

Urges the Independent Directors to Pause Deal-Making Until Shareholders Have the Opportunity to Elect a New Board

PEMBROKE, Bermuda – May 8, 2026 – Al Shams Investments Limited (“Al Shams” or “we”), the largest shareholder of Braemar Hotels & Resorts Inc. (NYSE: BHR) (“Braemar” or the “Company”) today issued a letter to Braemar’s independent directors announcing Al Shams’ intention to seek the election of new directors at the Company’s 2026 Annual Meeting of Shareholders (the “Annual Meeting”).

In the letter, Al Shams warns that further hotel divestitures risk triggering a termination payment of more than $480 million to Ashford Inc., the external advisor controlled by Braemar’s Chairman, Monty Bennett. Under the terms of the advisory agreement, that payment would be made directly to Ashford before any proceeds reach shareholders.

Al Shams urges the independent directors to pause further hotel divestitures until shareholders have the opportunity to elect a new Board that will act with dedication to shareholders and fortitude in the face of the Company’s external advisor.

The full text of Al Shams’ letter is below:

AL SHAMS INVESTMENTS LIMITED

5B Waterloo Lane

Pembroke HMOS

Bermuda

8 May 2026

Braemar Hotels & Resorts Inc., Independent Members of the Board of Directors

Ms. Stefani Danielle Carter, Lead Director

Ms. Mary Candace Evans

Ms. Rebecca Musser

Ms. Rebeca Odino-Johnson

Mr. Matthew D. Rinaldi

Ms. Kellie Sirna

Re:	Your Duty to Protect the Interests of Braemar’s Public Shareholders

Independent Members of the Board of Directors:

I am writing to you again on behalf of Al Shams Investments Limited, which holds approximately 9.5% of the outstanding shares of Braemar Hotels & Resorts Inc. (“Braemar” or the “Company”), making it the Company’s largest shareholder.

In August 2025, Braemar announced that its Board of Directors (the “Board”) had determined that it was in the best interests of the Company and its shareholders to pursue a sale of the Company. A few months later, in February 2026, the Company seemingly abandoned this strategy, disclosing that the Board had shifted its focus to exploring sales of the Company’s hotel assets and had engaged real estate brokers to evaluate divestitures of individual hotel properties. Last week, the Board took what appears to be the first step of this process by approving the sale of Park Hyatt Beaver Creek.

In our view, continuing down this path and pursuing further individual hotel divestitures will be ruinous for Braemar’s public shareholders to whom you owe fiduciary duties.

As you are undoubtedly aware, the Company’s Advisory Agreement (the “Advisory Agreement”) with Ashford Hospitality Advisors LLC (together with Ashford, Inc. the “Advisor”) contains a so-called “termination provision” that could result in a payment to Ashford Inc. in excess of $480 million—a sum equaling nearly 2.4 times the Company’s current market capitalization. Importantly, the Advisory Agreement provides that, under some circumstances, selling even a handful of hotels (e.g., three hotels within a year if they represent over 20% of the Company’s gross asset value, or five hotels over three years if they exceed 30% of that value) could constitute a “Company Change of Control,” likely causing a constructive “termination”.1

Just as critical, once a “Company Change of Control” is triggered under the Advisory Agreement, the entire fee must be paid directly to the Advisor by the buyer of Braemar’s hotel assets before any proceeds from the sale or subsequent sales flow to the Company or its shareholders.2 In effect, the Advisor would immediately assume the position of a senior, super-priority creditor, entitled to receive the full termination payment dollar-for-dollar ahead of any other stakeholder, such that no proceeds from asset sales (including any subsequent dispositions) would be available to Braemar or its public shareholders unless and until the Advisor is paid in full. Minority asset sales of the kind the Board is undertaking—which are unlikely to require a shareholder vote or approval—could thus precipitate a massive transfer of value to the Advisor and its controlling shareholders, Archie and Monty Bennett, the latter of whom serves as the Chairman of Braemar, which we believe creates an obvious conflict of interest.

Given the potential half-billion-dollar windfall to the Chairman’s family, we believe the Company’s strategic review process is rife with potential and actual conflicts of interest. As independent directors and members of the Special Committee, you are duty-bound to protect public shareholders from disadvantageous strategies (such as piecemeal sales) and transactions. You must exercise heightened vigilance and prudent judgment to avoid the eminently foreseeable harm that would result from a “termination” of the Advisor’s agreement driven by these contemplated asset sales. Importantly, it is not enough for Braemar to achieve fair—or even at above-market—prices if the proceeds are effectively diverted to a springing creditor that would not otherwise benefit from the asset’s value or cash flow.

We believe many shareholders share our view and lack confidence that this Board can fulfill these complex duties or act with fidelity on behalf of public shareholders. The Board has three directors whom shareholders, by a majority of votes cast, have rejected multiple times.3 These directors include both the Chair and the Lead Director, the latter of whom has been thrice rejected by shareholders during her tenure. Yet, she remains on the Board and in a leadership role. The other incumbent directors have not fared much better: support for each of Braemar’s eight incumbent directors ranked in the bottom 5% of all directors elected in 2025 at Russell 3000 companies.4

In our view, these vote results reflect an unequivocal lack of shareholder trust and confidence in the Board’s independent oversight and prudential judgment and are a clear indication that the Board should defer any further major actions, including asset sales, until after the 2026 Annual Meeting. At that meeting, we intend to seek the election of new Board members that have legitimacy with shareholders and a mandate to act on their behalf. We urge you to pause any additional deal-making until shareholders have had a chance to elect a Board of their choosing.

Should you disregard this message—and your fiduciary obligations—and proceed with asset sales that benefit the Advisor and harm shareholders, you should expect to be held fully accountable. We will not hesitate to pursue legal action against the existing members of the Special Committee (and the advisors that aid and abet any breaches of their duties) and challenge any transaction that unjustly enriches the Advisor, as well as any payment of a termination fee. We anticipate that the pursuit of the Company’s rights by shareholders would involve a thorough review of the legality of the Advisory Agreement, including its termination provision, the deal process and rationale, the waterfall of proceeds and the conduct of all parties involved. We would not be surprised if such an investigation led to litigation and concomitant discovery demands involving all parties involved.

As the Company’s largest shareholder, we will not stand by idly and allow you, or the Advisor with your blessing, to overstep your mandate and extract value at shareholders’ expense. We urge you to act with dedication to shareholders and as a check against the considerable power and influence of the Advisor. If you wish to be relieved of these obligations, you should call the Annual Meeting and allow shareholders to replace you with fiduciaries who will not shirk from the challenge at hand.

Respectfully,

Al Shams Investments Limited

1 See page 40 of the Fifth Amended and Restated Advisory Agreement, dated April 23, 2018, by and between the Company, Braemar Hospitality Limited Partnership, Braemar TRS Corporation, and the Advisor, filed as EX-10.1 to the Company’s 8-K filed with the SEC on April 23, 2018.

2 See Letter Agreement, dated August 25, 2025, by and among the Company, Braemar Hospitality Limited Partnership, and the Advisor, filed as EX-10.2 to the Company’s 8-K filed with the SEC on August 26, 2025; See also Amendment to Letter Agreement, dated December 22, 2025, by and among the Company, Braemar Hospitality Limited Partnership, and the Advisor, filed as EX-10.3 to the Company’s 8-K filed with the SEC on December 23, 2025.

3 The three directors include Stefani Carter, whose election was opposed by 57%, 66% and 68% of the votes cast at the Company’s 2025, 2024 and 2016 annual meetings, respectively; Matthew Rinaldi, whose election was opposed by 45%, 60% and 62% of the votes cast at the Company’s 2025, 2024 and 2016 annual meetings, respectively; and Monty Bennett, whose election was opposed by 38%, 66% and 63% of the votes cast at the Company’s 2025, 2024 and 2016 annual meetings, respectively. Vote opposition calculated as votes “Against” divided by the sum of “For” and “Against” votes.

4 Source: FactSet. Dataset comprises 18,870 individual director election proposals voted on in 2025.

About Al Shams Investments Limited

Al Shams Investments Limited is a Bermuda-based private investment company focused on global investments across private equity, real estate, and alternative asset classes.

Certain Information Concerning the Participants

Al Shams, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) and accompanying WHITE Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

At this time, the participants in the solicitation of proxies are anticipated to be Al Shams and Wafic Rida Said (collectively, the “Participants”).

The Definitive Proxy Statement and accompanying WHITE Universal Proxy Card will be furnished to some or all of the Company’s shareholders and will be, along with other relevant documents, available at no charge on the SEC’s website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on March 10, 2026, and is available here. As of the date hereof, by virtue of the relationship among the Participants as members in a Schedule 13(d) group and solely for the purpose of such Schedule 13(d) group, each of the Participants is deemed to beneficially own the 6,513,000 shares of Common Stock of the Company, par value $0.01, held directly by Al Shams.

Investor and Media Contact

Karim Khatoun

Email: Karim.Khatoun@suncapadvisory.com